Exhibit 99.2

Condensed consolidated interim

financial statements of

Li-Cycle Corp.

Three and six months ended April 30, 2021 and 2020

(unaudited)

Condensed consolidated interim statements of financial position	2

Condensed consolidated interim statements of loss and comprehensive loss	3

Condensed consolidated interim statements of changes in equity	4

Condensed consolidated interim statements of cash flows	5

Notes to the condensed consolidated interim financial statements	6–18

Li-Cycle Corp.
Condensed consolidated interim statements of financial position
As at April 30, 2021 and October 31, 2020
(Unaudited—expressed in U.S. dollars)

		April 30, 2021	October 31, 2020
	Notes	$	$
Assets
Current assets
Cash		6,325,902	663,557
Accounts receivable	3	1,751,605	890,229
Prepayments and deposits	4	5,249,708	963,951
Inventory	5	783,690	179,994

		14,110,905	2,697,731

Non-current assets
Plant and equipment	6	12,967,596	5,602,580
Right of use assets	7	16,318,620	3,859,088

		29,286,216	9,461,668

		43,397,121	12,159,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities		10,308,517	4,364,372
Restricted share units	9	2,750,160	171,849
Lease liabilities	11	857,381	591,355
Loans payable	8	1,716,633	1,468,668

		15,632,691	6,596,244

Non-current liabilities
Lease liabilities	11	15,414,114	3,021,815
Loans payable	8	3,244,730	779,210
Restoration provisions		333,878	321,400

		18,992,722	4,122,425

		34,625,413	10,718,669

Shareholders’ equity
Share capital	9	37,516,655	15,441,600
Contributed surplus	9	774,071	824,683
Accumulated deficit		(29,222,406)	(14,528,941)
Accumulated other comprehensive loss		(296,612)	(296,612)

		8,771,708	1,440,730

		43,397,121	12,159,399

The accompanying notes are an integral part of the condensed consolidated interim statements.

Li-Cycle Corp.
Condensed consolidated interim statements of loss and comprehensive loss
Three and six months ended April 30, 2021 and 2020
(Unaudited—expressed in U.S. dollars)

		Three months ended April 30,		Six months ended April 30,
		2021	2020	2021	2020
	Notes	$	$	$	$
Revenue
Product sales		176,102	53,031	1,088,968	78,116
Recycling services		81,282	29,283	185,656	63,185

		257,384	82,314	1,274,624	141,301
Expenses
Professional fees		520,418	372,613	2,919,286	662,884
Employee salaries and benefits, net		1,711,710	645,461	2,877,014	868,581
Raw materials and supplies		1,326,767	169,664	2,615,257	202,543
Research and development, net		824,836	(52,574)	1,352,031	263,184
Share-based compensation	9	263,214	38,684	1,009,385	163,057
Office and administrative		326,768	18,126	618,707	69,551
Depreciation, net	6,7	242,327	209,699	516,106	389,472
Freight and shipping		141,447	42,328	432,497	62,753
Marketing		163,135	60,713	304,790	122,930
Plant facilities		71,536	101,917	157,540	163,993
Travel and entertainment		38,376	38,269	85,944	94,781

		5,630,534	1,644,900	12,888,557	3,063,729

Loss from operations		(5,373,150)	(1,562,586)	(11,613,933)	(2,922,428)

Other (income) expense
Foreign exchange (gain) loss		358,748	24,148	750,712	(35,366)
Interest expense		192,403	122,363	405,696	175,876
Interest income		(505)	(22,169)	(1,222)	(31,456)
Fair value loss on restricted share units		1,924,346	—	1,924,346	—

		2,474,992	124,342	3,079,532	109,054

Net loss		(7,848,142)	(1,686,928)	(14,693,465)	(3,031,482)
Other comprehensive income (loss)
Foreign currency translation		—	(501,048)	—	(526,480)

Comprehensive loss		(7,848,142)	(2,187,976)	(14,693,465)	(3,557,962)

Loss per common share—basic and diluted	13	(3.29)	(0.81)	(6.22)	(1.49)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Corp.
Condensed consolidated interim statements of changes in equity
For the six months ended April 30, 2021 and 2020
(Unaudited - expressed in U.S. dollars)

		Number of common shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Notes		$	$	$	$	$
Balance, October 31, 2020		2,088,733	15,441,600	824,683	(14,528,941)	(296,612)	1,440,730
Share-based compensation	9	—	—	404,443	—	—	404,443
Shares issued for cash	9	281,138	21,620,000	—	—	—	21,620,000
Shares issued for non-cash costs	9	12,000	455,055	(455,055)	—	—	—
Comprehensive loss		—	—	—	(14,693,465)	—	(14,693,465)

Balance, April 30, 2021		2,381,871	37,516,655	774,071	(29,222,406)	(296,612)	8,771,708

		Number of common shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Notes		$	$	$	$	$
Balance, October 31, 2019		1,916,003	8,467,810	123,781	(5,252,979)	(77,886)	3,260,726
Share-based compensation	9	—	—	74,632	—	—	74,632
Shares issued for cash	9	159,294	6,481,381	—	—	—	6,481,381
Conversion of convertible debt	9	13,436	492,409	—	—	—	492,409
Comprehensive loss		—	—	—	(3,031,482)	(526,480)	(3,557,962)

Balance, April 30, 2020		2,088,733	15,441,600	198,413	(8,284,461)	(604,366)	6,751,186

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Corp.
Condensed consolidated interim statements of cash flows
Three and six months ended April 30, 2021 and 2020
(Unaudited - expressed in U.S. dollars)

		Three months ended April 30,		Six months ended April 30,
		2021	2020	2021	2020
	Notes	$	$	$	$
Operating activities
Net loss for the period		(7,848,142)	(1,686,928)	(14,693,465)	(3,031,482)
Items not affecting cash		—
Share-based compensation	9	263,214	38,684	1,009,385	163,057
Depreciation	6,7	605,621	209,699	1,132,999	389,472
Amortization of government grants		(51,977)	(664,697)	(66,039)	(1,089,908)
Loss on disposal of assets		—	—	13,399	—
FX (gain) loss on translation		341,977	(408,391)	661,757	(605,046)
Fair value loss on restricted share units		1,924,346	—	1,924,346	—
Interest and accretion on convertible debt	8	—	—	—	9,931

		(4,764,961)	(2,511,633)	(10,017,618)	(4,163,976)
Changes in non-cash working capital items
Accounts receivable		169,171	458,281	(861,376)	109,344
Prepayments and deposits		(4,235,085)	(613,353)	(4,450,774)	(1,306,787)
Inventory		(646,079)	(78,687)	(603,696)	(190,599)
Accounts payable and accrued liabilities		4,861,225	37,256	4,611,548	58,931

		(4,615,729)	(2,708,138)	(11,321,916)	(5,493,088)

Investing activity
Purchases of plant and equipment	6	(3,930,559)	(719,395)	(6,768,401)	(911,893)
Proceeds from disposal of plant and equipment		—	—	16,866	—

		(3,930,559)	(719,395)	(6,751,535)	(911,893)
Financing activities
Proceeds from share issuance, net of share issue costs	9	—	—	21,620,000	6,481,381
Proceeds from loans payable		1,588,020	2,143,672	3,091,220	2,143,672
Proceeds from government grants		51,977	539,140	66,039	702,193
Repayment of lease liabilities		(167,429)	(105,905)	(326,722)	(113,198)
Repayment of loans payable		(413,748)	(2,775)	(714,741)	(6,180)

		1,058,820	2,574,133	23,735,796	9,207,868

Net change in cash		(7,487,468)	(853,400)	5,662,345	2,802,887
Cash, beginning of period		13,813,370	7,439,736	663,557	3,783,449

Cash, end of period		6,325,902	6,586,336	6,325,902	6,586,336

Non-cash investing activities
Accrual for purchase of plant and equipment		696,793	—	1,332,597	—
Non-cash financing activities
Shares issued for non-cash costs		—	—	455,055	492,409

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

1.	Nature of operations and going concern

(i)

Li-Cycle Corp. (“Li-Cycle” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on November 18, 2016. The Company’s registered address is 2351 Royal Windsor Drive, Unit 10, Mississauga, ON L5J 4S7 Canada.

Li-Cycle’s core business model is to build, own and operate recycling plants tailored to regional needs. Li-Cycle’s Spoke and Hub Technologies™ provide an environment friendly and scalable solution that address the growing global lithium-ion battery recycling challenge and provide an economically viable resource recovery solution, supporting the global transition toward electrification.

On March 28, 2019, the Company incorporated a 100% owned subsidiary in Delaware, U.S., by the name of Li-Cycle Inc., under the General Corporation Law of the State of Delaware.

On September 2, 2020, the Company incorporated a 100% owned subsidiary in Delaware, U.S., by the name of Li-Cycle North America Hub, Inc., under the General Corporation Law of the State of Delaware.

On February 12, 2021, the Company incorporated a 100% owned subsidiary in Ontario, Canada, by the name of Li-Cycle Holdings Corp., under the Business Corporations Act (Ontario).

On February 16, 2021, the Company entered into a definitive business combination agreement with Peridot Acquisition Corp. (NYSE: PDAC) and Li-Cycle Holdings Corp. Upon closing, the combined company will be renamed Li-Cycle Holdings Corp.

(ii)	Going concern

These condensed consolidated interim statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. For the three and six months ended April 30, 2021, the Company had not achieved a level of revenue from its operations to be profitable and incurred a loss of $7.8 million and $14.7 million, respectively (losses of $1.7 million and $3 million in the three and six months ended April 30, 2020). Cash used in operations for the three and six months ended April 30, 2021 was $4.6 million and $11.3 million, respectively (used in operations was $2.7 million and $5.5 million in the three and six months ended April 30, 2020).

In order to continue its long-term operations, the Company must achieve profitable operations and continue to obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures through borrowings and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur substantial operating losses and net cash outflows.

There can be no assurance that the Company will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable to the Company. If the Company is unable to raise sufficient additional capital on acceptable terms, it may be compelled to reduce the scope of its operations and planned capital expenditures or sell certain assets, including intellectual property assets. These conditions call into question the Company’s ability to continue as a going concern.

Subsequent to the quarter end, the Company secured additional funding of $7 million in June 2021 (See note 15). The Company expects that the cash-on-hand (approximately $6 million) along with the additional funding of $7 million would be sufficient to fund its current operations and related capital expenditures before giving consideration to the additional cash inflow associated with the business combination with Peridot Acquisition

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

Corp. (NYSE: PDAC), through which the Company is expected to receive approximately US$580 million in gross transaction proceeds. As a result, after considering all relevant information, including its actions completed to date and its future plans, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of 12 months from the date these condensed consolidated interim financial statements are available to be issued.

The estimates used by management in reaching this conclusion are based on information available as of the date these condensed consolidated interim financial statements were authorized for issuance and include internally generated cash flow forecasts. Accordingly, actual results could differ from these estimates and resulting variances may be material to management’s assessment.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) under International Accounting Standard (IAS) 34 – Interim Financial Reporting. Except as described below, these financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outline in Note 2, Significant accounting policies in the Company’s consolidated financial statements for the year ended October 31, 2020. These financial statements do not include all the notes required in annual financial statements.

These condensed consolidated interim consolidated interim financial statements were approved and authorized for issue by the Board of Directors on August 10, 2021.

(b)	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. The Company’s three subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. The subsidiaries are included in the condensed consolidated interim financial results of the Company from the effective date of incorporation up to the effective date of disposition or loss of control. The Company’s principal subsidiaries and their geographic location as at April 30, 2021 was as follows:

Company	Location	Ownership interest
Li-Cycle Inc.	Delaware, U.S.	100%
Li-Cycle North America Hub, Inc.	Delaware, U.S.	100%
Li-Cycle Holdings Corp.	Ontario, Canada	100%

Intercompany transactions, balances and unrealized gains/losses on transactions between the Company and its subsidiary are eliminated.

(c)	Basis of preparation

Change in Functional Currency: Prior to November 1, 2020, the Company had determined its functional currency was the Canadian dollar on the basis that its operating expenditures, capital expenditures and financing were primarily denominated in Canadian dollars. With increasing volume of operations, new contracts with US based suppliers, commencement of operations at its US Spoke and increasing capital expenditures in its US facilities, the

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

Company’s operating expenditures are becoming predominantly denominated in US dollars. Additionally, due to the increase in US dollar expenses and its expansion plans in the US, the Company has obtained, and plans to continue to seek, financing in US dollars. As a result of the increasing activities in US dollars, the Company has changed its functional currency to the US dollars effective November 1, 2020.

Accordingly, beginning with the three month period ended January 31, 2021, the Company transitioned its functional and presentation currency to U.S. dollars. Transactions in currencies other than the U.S. dollar are recorded at the exchange rates on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the closing rate on that date.

Comparative financial information for the 2020 fiscal periods was translated from Canadian dollars into U.S. dollars in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates:

(i)	Assets and liabilities were translated at the closing rate at end of each reporting period;

(ii)	Items recognized in the statement of loss and comprehensive loss were translated at the exchange rate at the time of transaction;

(iii)	Equity items have been translated using the historical rate at the time of transaction;

(iv)	All resulting exchange differences were recognized in other comprehensive loss.

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

3.	Accounts receivable

	April 30, 2021	October 31, 2020
	$	$
Trade receivables	1,470,119	571,300
Harmonized Sales Taxes receivable	281,486	274,998
Other receivables	—	43,931

	1,751,605	890,229

For product sales, the Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. The amount of consideration for black mass and mixed copper/aluminum sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and the related accounts receivable. For the three months ended April 30, 2021, the fair value loss arising from changes in estimates was $107,535. For the six months ended April 30, 2021, the fair value gain arising from changes in estimates was $167,982 (three and six months ended April 30, 2020: Nil).

An insignificant portion of the receivables relate to services revenue which are initially measured at fair value and subsequently at amortized cost. For the period ended April 30, 2021 and 2020, the Company has assessed an allowance for credit loss of $nil for service-related receivables based on its past experience, the credit ratings of its existing customers and economic trends.

4.	Prepayments and deposits

	April 30, 2021	October 31, 2020
	$	$
Prepaid lease deposits	675,773	33,501
Prepaid transaction costs	3,767,657	—
Other Prepaids	806,278	930,450

	5,249,708	963,951

5.	Inventory

	April 30, 2021	October 31, 2020
	$	$
Raw material	99,222	140,419
Finished goods	684,468	39,575

	783,690	179,994

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

The cost of inventories recognized as an expense during the three and six month ended April 30, 2021 was $1,309,159 and $2,490,731, respectively (three and six months ended April 30, 2020: $169,664 and $202,543).

The cost of inventories recognized as an expense during the three months ended April 30, 2021 includes a write down of $697,811 for finished goods and $nil for raw materials (three months ended April 30, 2020: $nil for finished goods and $nil for raw materials) in respect of write-downs of inventory to net realizable value. Net realizable value of inventory is calculated as the estimated consideration under provisional pricing arrangements (as described in Note 3) less the estimated cost of completion and the estimated costs necessary to make the sale.

6.	Plant and equipment

	Plant	Storage		Leasehold
	equipment	containers	Vehicles	improvements	Total
	$	$	$	$	$
Cost
At October 31, 2020	4,434,874	67,619	157,604	1,577,201	6,237,298
Additions	6,239,608		56,554	1,804,836	8,100,998
Disposals	—	—	(40,323)	—	(40,323)

At April 30, 2021	10,674,482	67,619	173,835	3,382,037	14,297,973

Accumulated depreciation
At October 31, 2020	(474,658)	(7,410)	(24,827)	(127,823)	(634,718)
Depreciation expensed	(202,842)	(1,419)	(6,740)	(86,725)	(297,726)
Depreciation capitalized into Inventory	(273,692)	(1,950)	(9,622)	(122,727)	(407,991)
Disposals	—	—	10,058	—	10,058

At April 30, 2021	(951,192)	(10,779)	(31,131)	(337,275)	(1,330,377)

Carrying amounts
At October 31, 2020	3,960,216	60,209	132,777	1,449,378	5,602,580
At April 30, 2021	9,723,290	56,840	142,704	3,044,762	12,967,596

At April 30, 2021, $ 4,812,545 of the plant equipment was under construction (October 31, 2020: $1,919,465).

The depreciation expense displayed on the statement of loss and comprehensive loss is the net depreciation expensed, excluding the depreciation capitalized into inventory in the table above.

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

7.	Right-of-use assets

	Premises	Equipment	Total
	$	$	$
Cost
At October 31, 2020	4,354,001	113,809	4,467,810
Additions & modifications	12,866,854	19,960	12,886,814
At April 30, 2021	17,220,855	133,769	17,354,624

Accumulated depreciation
At October 31, 2020	(592,153)	(16,569)	(608,722)
Depreciation expensed	(211,005)	(7,375)	(218,380)
Depreciation capitalized into Inventory	(201,770)	(7,132)	(208,902)

At April 30, 2021	(1,004,928)	(31,076)	(1,036,004)

Carrying amounts
At October 31, 2020	3,761,848	97,240	3,859,088

At April 30, 2021	16,215,927	102,693	16,318,620

The average lease term is 5 years.

The depreciation expense displayed on the statement of loss and comprehensive loss is the net depreciation expensed, excluding the depreciation capitalized into inventory in the table above.

8.	Loans Payable

	BDC Loan	Other Loans	Total
	$	$	$
Balance at October 31, 2020	2,174,540	73,338	2,247,878
Proceeds from loans payable	3,091,220		3,091,220
Repayment of loans payable	(680,795)	(33,946)	(714,741)
Foreign exchange gain or loss	333,153	3,853	337,006

Balance at April 30, 2021	4,918,118	43,245	4,961,363

(i)	BDC Capital Loan

On December 16, 2019, the Company entered into a binding agreement with BDC Capital Inc. for a secured loan of Canadian dollars (C$7 million) to help finance the expansion plans of the Company (the “BDC Capital Loan”), which is to be distributed in up to three tranches, with the second and third tranches to be distributed based on the achievement of certain milestones by the Company. Pursuant to the BDC Capital Loan, each of the Company and Li-Cycle Inc. have entered into general security agreements with BDC Capital Inc. granting the lender a general security interest over all assets of the Company and Li-Cycle Inc., respectively. In addition, Li-Cycle Inc. has guaranteed the Company’s obligations under BDC Capital Loan under a guaranteed agreement. The maturity date of the BDC Capital Loan is December 14, 2023. The base rate of interest is 16% per annum, paid monthly, plus additional accrued interest of 3% that can be reduced to 0% based on the achievement of certain milestones by the Company. Principal payments began on the first anniversary date of the loan and are being made at C$175,000 per month with a balloon payment of C$700,000 at maturity. As of April 30, 2021, a total of C$875,000 has been repaid.

On February 10, 2020, the Company received the first tranche of the BDC Capital Loan for C$3 million. Transaction costs associated with the loan amounted to C$121,861 and were deducted from the loan balance.

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

On November 2, 2020, the Company received the second tranche of the BDC Capital Loan for C$2,000,000 upon the completion of the milestone for such additional funding.

On April 7, 2021, the Company received the third tranche of the BDC Capital Loan for C$2,000,000 upon the completion of the milestone for such additional funding.

9.	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of voting common shares, Class A non-voting common shares, preference shares and Class A preferred shares, in each case without par value. All issued shares are fully paid.

Between December 20 and December 27, 2019, the Company completed a non-brokered private placement and issued 159,294 common shares for proceeds of $6,481,381 at $40.05 per share.

On December 27, 2019, a convertible debenture was converted to 13,436 common shares representing proceeds of $492,409.

On November 13, 2020, the Company completed a private placement with two entities to purchase 281,138 Class A preferred shares at a price of $81.81 per share, for total proceeds of $23,000,000 and incurred transaction fees of $1,380,000.

On January 25, 2021, the Company issued 12,000 shares as full and final satisfaction of all obligations under a consulting agreement for services the Company received up to May 2020.

Long-term incentive plans

Stock options

The Company has a stock option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant stock options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. This Plan was effective from September 2017 through October 31, 2019.

Each stock option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. Options are exercisable at a price equal to the average market price of the Company’s common shares on the date of grant. The vesting period is one-third on the first-year anniversary of the grant, and one-third every consecutive year thereafter. If the options remain unexercised after a period of 5 years from the date of grant, the options expire. Options are forfeited if the recipient terminates their contract with the Company before the options vest.

On November 1, 2019, the Company adopted a new Long Term Incentive Plan (the “LTIP”) approved by the Company’s shareholders that allows it to grant stock options, restricted share units, deferred share units, stock appreciation rights, and other forms of equity compensation, subject to regulatory terms and approval, to its officers, directors, employees and service providers.

For stock options issued under the LTIP, each stock option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. Options are exercisable at a price equal to the fair market value of the Company’s common shares on the date of grant. The vesting period is one-third on the first-year anniversary of the grant, and one-third every consecutive year thereafter. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are forfeited if the recipient terminates their contract with the Company before the options vest.

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

A summary of activity under the Plan and the LTIP is as follows:

	Number of stock options	Weighted average exercise price per stock option $
Balance – October 31, 2020	133,500	15.35
Granted	31,750	84.27
Forfeited	(4,500)	41.92

Balance – April 30, 2021	160,750	29.84

As at April 30, 2021, 80,713 of the stock options (October 31, 2020: 62,773) were exercisable.

A summary of outstanding stock options is as follows:

	Number of stock options	Exercise price $
Expiration dates
September 11, 2022	30,000	0.66
April 10, 2023	20,000	0.66
April 10, 2023	8,320	14.68
April 1, 2024	8,500	14.68
July 17, 2024	33,180	14.68
December 16, 2029	2,500	43.42
April 21, 2030	14,500	43.42
July 19, 2030	12,000	43.42
November 30, 2030	16,000	87.29
February 11, 2031	15,750	87.29

	160,750

The Company recognized total expenses of $263,214 and $404,443 related to equity-settled share-based compensation during the three and six months ended April 30, 2021 (three and six months ended April 30, 2020: $38,684 and $74,632).

The fair value of the stock options granted during the six months ended April 30,2021 was determined to be $1,876,664 (six months ended April 30, 2020: $528,046) using the Black-Scholes Merton option pricing model. The assumptions used in the stock option pricing model were as follows:

Risk free interest rate	0.46%
Expected life of options	10 years
Expected dividend yield	0.0%
Expected stock price volatility	65%
Expected forfeiture rate	0.0%

Expected volatility was determined by calculating the average historical volatility of a group of listed entities that are considered similar in nature to the Company.

During the periods ended April 30, 2021 and 2020, no stock options were exercised.

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

Restricted share units

Under the terms of the LTIP, restricted share units have been issued to executives and directors. The RSUs vest immediately and are exercisable upon issuance. The RSUs represent the right to receive a distribution from the Company in an amount equal to the fair market value of an ordinary share of the Company at the time of distribution. The RSUs can be settled in shares, cash, or any combination of shares and cash, at the option of the holder. The Company granted 7,319 RSUs to certain key executives and recognized share-based compensation expense of $604,942 in the six months ended April 30, 2021 (six months ended April 30, 2020: grant of 2,182 units, expense of $88,425). The Company has recorded a liability of $2,750,160 as at April 30, 2021 (October 31, 2020: $171,849) that represents the fair value of the RSUs outstanding and has recorded fair value loss of $1,924,346 for the six months ended April 30, 2021 (six months ended April 30, 2020: $nil).

10.	Financial instruments and financial risk factors

Fair values

The Company’s financial instruments consist of cash, accounts receivables, accounts payable and accrued liabilities, loans payable, convertible debt and the conversion feature of the convertible debt. The fair values of the cash, trade receivables, accounts payable and accrued liabilities approximate their carrying amounts because of their current nature.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between the levels during the current or prior year.

The Company’s financial assets measured at fair value on a recurring basis were calculated as follows:

	Balance $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
As at April 30, 2021
Accounts receivable	1,751,605	—	1,751,605	—

	1,751,605	—	1,751,605	—

As at October 31, 2020
Accounts receivable	890,229	—	890,229	—

	890,229	—	890,229	—

See note 3 above for additional details related to measurement of accounts receivable. The Company’s financial liabilities measured at fair value on a recurring basis were calculated as follows:

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

	Balance $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
As at April 30, 2021
Restricted share units	2,750,160	—	2,750,160	—

	2,750,160	—	2,750,160	—

As at October 31, 2020
Restricted share units	171,849	—	171,849	—

	171,849	—	171,849	—

Currency risk

It is management’s opinion that the Company is not exposed to significant currency risk as its cash is denominated in both Canadian and U.S. dollars and funds its operations accordingly.

Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is not exposed to significant interest rate risk, as it has no variable interest rate debt.

Credit, liquidity, and market risks

Credit risks associated with cash are minimal as the Company deposits majority of its cash with a large Canadian financial institution. The Company’s credit risks associated with receivables are managed and exposure to potential loss is assessed as minimal. Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements. Market risks associated with short-term investments are assessed as minimal as they are considered short -term in nature.

Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of net debt (borrowings after deducting cash and bank balances) and equity of the Company (comprising issued share capital, contributed surplus and accumulated deficit as disclosed in Note 9).

The Company is not subject to any externally imposed capital requirements. The Company’s Board of Directors reviews the capital structure on a semi-annual basis. As part of this review, the Board considers the cost of capital and the risks associated with each class of capital.

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

11.	Lease liabilities

The Company has the following lease liabilities as of April 30, 2021.

Maturity analysis Undiscounted	Year 1 $	Year 2 $	Year 3 $	Year 4 $	Year 5 $	Thereafter $	Total $
Premises	1,599,259	2,815,029	2,685,859	2,470,462	2,266,373	12,875,421	24,712,403
Equipment	44,515	29,324	25,470	25,470	13,298	—	138,077

Total	1,643,774	2,844,353	2,711,329	2,495,932	2,279,671	12,875,421	24,850,480

Lease liabilities Discounted	Current $	Non-Current $	Total $
Premises	823,844	15,335,516	16,159,360
Equipment	33,537	78,598	112,135

Total	857,381	15,414,114	16,271,495

The Company’s lease obligations include leases for plant operations, storage facilities, and office space for employees. In the six months ended April 30, 2021, the company has added 4 new premises leases, 1 new equipment lease and modified 2 leases.

12.	Commitments

The Company is committed to director and consulting fees of $180,000 (Year ended October 31, 2020: $181,000) in total per year to six directors and Advisory Board members, until cancellation of their respective agreements, which requires notice of 30 days by either party.

As of April 30, 2021, there were approximately $4.6 million in committed purchase orders that the Company is in various stages of executing (Year ended October 31, 2020: $4.2 million).

13.	Loss per share

	Three months ended April 30,		Six months ended April 30,
	2021	2020	2021	2020
Net loss	$(7,848,142)	$(1,686,928)	$(14,693,465)	$(3,031,482)
Weighted average number of ordinary shares	2,381,871	2,088,733	2,361,679	2,036,047

Basic and diluted loss per share	$(3.29)	$(0.81)	$(6.22)	$(1.49)

Adjustments for diluted loss per share were not made for the three and six months ended April 30, 2021 and 2020 as they would be anti-dilutive in nature. The following potential common shares are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted earnings per share:

	Three months ended April 30,		Six months ended April 30,
	2021	2020	2021	2020
Stock options	160,750	117,000	160,750	117,000
Restricted share units	128,683	2,182	128,683	2,182

	289,433	119,182	289,433	119,182

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

14.	Segment reporting

The consolidated financial data presented in these financial statements is reviewed regularly by the Company’s chief operating decision maker (“CODM”) for making strategic decisions, allocations resources and assessing performance, in consultation with the Board of Directors. The Corporation’s CODM is its Chief Executive Officer.

During the three and six months ended April 30, 2021, the Company operated in Canada and began operations in the United States. Management has concluded that the customers, and the nature and method of distribution of goods and services delivered, if any, to these geographic regions are similar in nature. The risks and returns across the geographic regions are not dissimilar; therefore, the Company operates as a single operating segment.

The following is a summary of the Company’s geographical information:

	Canada $	United States $	Total $
For the six months ended April 30, 2021
Revenue	1,205,384	69,240	1,274,624
Non-current assets	11,141,830	18,144,386	29,286,216
For the six months ended April 30, 2020
Revenue	141,301	—	141,301
Non-current assets	2,383,964	3,122,837	5,506,800
For the year ended October 31, 2020
Revenue	792,254	—	792,254
Non-current assets	3,395,049	6,066,619	9,461,668

For the three and six months ended April 30, 2021, one customer accounted for 65% and 85% of total revenue, respectively (three and six months ended April 30, 2020: 64% and 55%). This same customer accounted for 94% of accounts receivable at April 30, 2021 (October 31, 2020: 58%).

15.	Subsequent events

On June 16, 2021, Li-Cycle issued promissory notes (the “Notes”) for an aggregate principal amount of $7,000,000 as consideration for loans received from companies related to the Chief Executive Officer and the Executive Chairman of Li-Cycle, respectively. The Notes bear interest at the rate of 10% per annum and mature on December 15, 2023. The Notes are unsecured and subordinate to indebtedness owing to Li-Cycle’s senior lender, BDC Capital Inc. Li-Cycle has the option of prepaying all or any portion of the principal and accrued interest of the Notes prior to the maturity date without penalty, subject to certain conditions.

On July 20, 2021, Li-Cycle signed an agreement with BDC Capital Inc to repay the BDC Capital Loan in full, conditional upon the closing of Li-Cycle’s business combination with Peridot Acquisition Corp on August 10, 2021. Li-Cycle expects to pay BDC Capital Inc $5.3 million (C$6.6 million) to settle the BDC Capital Loan, including additional interest expense of $0.7 million (C$0.9 million).

On August 3, 2021, Li-Cycle entered into a ground lease agreement covering the future site of the Rochester Hub. The lease covers approximately 41 acres and has an original term of 20 years plus multiple renewal terms totalling 29 additional years. It also includes an option to purchase the land. The lease increases the Company’s contractual obligations by undiscounted cash flows of approximately $9.3 million over the original term of the lease.

Li-Cycle Corp.

Notes to the condensed consolidated interim financial statements

Three and six months ended April 30, 2021 and 2020

(Unaudited - expressed in U.S. dollars)

On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized the business combination with Peridot Acquisition Corp. (NYSE: PDAC). Upon closing, the combined company was renamed Li-Cycle Holdings Corp.